Exhibit 23.1

Consent of Independent Public Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-71209, 333-44904, and 333-65374 of Carrier Access Corporation on Form S-8 of our report, dated March 12, 2007 related to our audits of the consolidated balance sheets of Carrier Access Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2006 and 2005, and our report dated March 12, 2007 related to management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, appearing in this Annual Report on Form 10-K of Carrier Access Corporation for the year ended December 31, 2006.

/s/    HEIN & ASSOCIATES LLP

Denver, Colorado

March 12, 2007